UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013
Commission File Number: 001-35152

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WI-LAN INC.

(Translation of registrant’s name into English)

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11 Holland Avenue
Suite 608
Ottawa, Ontario K1Y 4S1
Canada
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated August 12, 2013
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months ended June 30, 2013 and 2012
99.3	Condensed Consolidated Financial Statements for the Three Months ended June 30, 2013
99.4	Certification of the Chief Executive Officer - Form 52-109F2 Certification of Interim Filings Full Certificate
99.5	Certification of the Chief Financial Officer - Form 52-109F2 Certification of Interim Filings Full Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WI-LAN INC.

Date: August 14, 2013	By:	/s/ Prashant R. Watchmaker
Name: Prashant R. Watchmaker Title: Vice-President, Corporate Legal & Corporate Secretary

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